UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: March 11, 2024
Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Reports Fourth Quarter and Full Year 2023 Results and Recent Highlights

On March 11, 2024, Legend Biotech Corporation (“Legend Biotech”) issued a press release regarding its fourth quarter and full year 2023 unaudited financial results and recent business highlights, which is attached to this Form 6-K as Exhibit 99.1. In addition, Legend Biotech is updating its pipeline of product candidates, as set forth in Exhibit 99.2 to this Form 6-k.

This report on Form 6-K, including Exhibits 99.1 (other than the information included under “Webcast/Conference Call Details” and “About Legend Biotech”) and 99.2, is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-272222, 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX
Exhibit        Title

99.1    Press Release, dated March 11, 2024
99.2    Pipeline

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: March 11, 2024	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer